UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               For _March 27, 2003

                           GRUPO IUSACELL S.A. DE C.V.

--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                         Prol. Paseo de la Reforma 1236
                        Col. Santa Fe, Deleg. Cuajimalpa
                               05438, Mexico D.F.


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                     (Address of principal executive office)



Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F __X__ Form 40-F ____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes __X__ No____

                             Iusacell Announcement

     MEXICO CITY--(BUSINESS WIRE)--May 22, 2003--Grupo Iusacell, S.A. de C.V. (BMV:CEL)(NYSE:CEL) announced today that as part of its debt restructuring effort, its subsidiary, Grupo Iusacell Celular, S.A. de C.V. ("Iusacell Celular") in cooperation with its Senior Syndicated lender group, has received an extension of its temporary Amendment and Waiver (the "Amendment") of certain provisions and technical defaults under its US$266 million Amended and Restated Credit Agreement, dated as of March 29, 2001 (the "Credit Agreement"). The Amendment was originally scheduled to expire on May 22, 2003.

     The Amendment, as extended, is scheduled to expire on June 13, 2003, subject to earlier termination in certain circumstances, no other provisions were amended and provides the Company with additional time to continue working together with its financial advisors Morgan Stanley towards the formulation of a consensual and comprehensive restructuring plan.

     If the Amendment is not further extended, upon its expiration, Iusacell Celular would be in default of a financial ratio under the Credit Agreement which would constitute an Event of Default thereunder as if the Amendment had not been granted.

     About Iusacell

     Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE:CEL; BMV:CEL) is a wireless cellular and PCS service provider in seven of Mexico's nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, Leon and Merida. The Company's service regions encompass a total of approximately 92 million POPs, representing approximately 90% of the country's total population.

     Iusacell is under the management and operating control of subsidiaries of Verizon Communications Inc. (NYSE:VZ).

     This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

    CONTACT: Grupo Iusacell, S.A. de C.V.
             Investor Contact
             Russell A. Olson, 011-5255-5109-5751
             russell.olson@iusacell.com.mx
              or
             Investor Contact
             Carlos J. Moctezuma, 011-5255-5109-5780
             carlos.moctezuma@iusacell.com.mx

Documents Furnished By the Registrant
-------------------------------------

1. Press Release of the Registrant dated March 27, 2003



                                   SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                   GRUPO IUSACELL, S.A. DE C.V.



Date: March 27, 2003     _______/s/___Russell A. Olson_________

                                      Name:   Russell A. Olson
                                      Title:  Executive Vice President and Chief
                                              Financial Officer